SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

FRISCH’S RESTAURANTS, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

358748101

(CUSIP Number)

James R. Cummins, Esq.

Cummins & Brown LLC

Scripps Center

312 Walnut Street, Suite 1000

Cincinnati, Ohio 45202

(513) 241-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358748101

(1)	Name of reporting persons. Craig F. Maier
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions): N/A
(5)	Check if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States Citizen
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 998,384[a]
	(8)	Shared voting power 0
	(9)	Sole dispositive power 998,384[a]
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person: 998,384[a]
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.5% [a,b]
(14)	Type of reporting person (see instructions) IN

[a]

Includes the following shares of common stock, no par value, of Frisch’s Restaurants, Inc. over which Craig F. Maier has sole voting and dispositive power: 374,298 shares personally owned; 28,654 shares as Trustee of the Annette Frisch Remainder Trust under the Annette Frisch Amended and Restated Trust Agreement (the “Annette Frisch Remainder Trust”); 40,905 shares as

Executor of the Estate of Blanche F. Maier; 9 shares as the General Partner of JBM Limited Partnership (JBM); 38,577 shares owned by Frisch New Richmond Big Boy, Inc., as President and sole shareholder of Frisch New Richmond Big Boy, Inc.; 2,307 shares as Trustee of three trusts for the benefit of his minor children; 10,000 shares as Trustee under the Jack C. Maier Trust fbo Craig Maier Family; 373,384 shares as Trustee under the Jack C. Maier QTIP Trust; 67,758 shares as Trustee under the Jack C. Maier Credit Shelter Trust; 61,564 shares as Trustee under the Jack C. Maier Exempt QTIP Trust; and 928 shares as Trustee under the Jack C. Maier Disclaimer Trust.

[b]

Based on information from the Company, there were 5,116,545 shares of common stock, no par value, of the Company issued and outstanding as of September 10, 2012, which includes 67,834 shares which can be acquired pursuant to the exercise of stock options within 60 days.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Shares”), of Frisch’s Restaurants, Inc. (the “Company”), an Ohio corporation. The address of the principal executive offices of the Company is 2800 Gilbert Avenue, Cincinnati, Ohio 45206.

Item 2. Identity and Background

a.	Craig F. Maier

b.	2800 Gilbert Avenue, Cincinnati, Ohio 45206

c.	Mr. Maier is the President and Chief Executive Officer and a Director of Frisch’s Restaurants, Inc.

d.	Mr. Maier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

e.	Mr. Maier has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Maier being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Mr. Maier is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On August 30, 2012, (i) the Jack C. Maier QTIP Trust sold 8,500 shares to the Treasury of the Company, (ii) The Jack C. Maier Exempt QTIP Trust sold 8,500 shares to the Treasury of the Company, (iii) the Estate of Blanche F. Maier sold 8,500 shares to the Treasury of the Company,(iv) the Jack C. Maier Credit Shelter Trust sold 4,100 shares to the Treasury of the Company, and (v) the Annette Frisch Trust sold 2,400 shares to the Treasury of the Company.

Other transactions are described below in Item 5 (c) (2) through (8).

Item 4. Purpose of Transaction

On August 30, 2012, (i) the Jack C. Maier QTIP Trust sold 8,500 shares to the Treasury of the Company, (ii) The Jack C. Maier Exempt QTIP Trust sold 8,500 shares to the Treasury of the Company, (iii) the Estate of Blanche F. Maier sold 8,500 shares to the Treasury of the Company,(iv) the Jack C. Maier Credit Shelter Trust sold 4,100 shares to the Treasury of the Company, and (v) the Annette Frisch Trust sold 2,400 shares to the Treasury of the Company.

Other transactions are described below in Item 5 (c) (2) through (8).

All shares owned beneficially owned by Mr. Maier are held as a long-term investment in the Company. Mr. Maier intends to continually review his investment in the shares and take such actions with respect to his investment as he deems appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional shares, and disposing of Shares. He will also make distribution of shares from the various Trusts for which he is Trustee as required pursuant to the terms of the various Trust agreements or to obtain cash to satisfy liabilities of the Trusts.

Except as described herein, Mr. Maier has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Based on information from the Company, there were 5,116,545 shares of common stock, no par value, of the Company issued and outstanding as of September 10, 2012, which includes 67,834 shares which can be acquired pursuant to the exercise of stock options within 60 days. Accordingly, Mr. Maier is deemed to beneficially own 998,384 shares, or approximately 19.5% of the shares deemed issued and outstanding as of September 10, 2012. Mr. Maier does not have any outstanding stock options.

(b) Mr. Maier has sole voting and dispositive powers over all of the 998,384 shares beneficially owned by him. See response to Item 2 for information regarding Craig F. Maier.

(c) Since the last 13D/A was filed:

(1) On August 30, 2012, (i) the Jack C. Maier QTIP Trust sold 8,500 shares to the Treasury of the Company, (ii) The Jack C. Maier Exempt QTIP Trust sold 8,500 shares to the Treasury of the Company, (iii) the Estate of Blanche F. Maier sold 8,500 shares to the Treasury of the Company,(iv) the Jack C. Maier Credit Shelter Trust sold 4,100 shares to the Treasury of the Company, and (v) the Annette Frisch Trust sold 2,400 shares to the Treasury of the Company.

(2) On August 23, 2012, Mr. Maier acquired 20,000 shares pursuant to the exercise of employee stock options. The option price and obligatory withholding taxes were paid pursuant to a “cashless” exercise/sale procedure that involved the simultaneous sale of 17,617 shares to the Treasury of the Company.

(3) On August 22, 2012, Mr. Maier acquired 116,000 shares pursuant to the exercise of employee stock options. The option price and obligatory withholding taxes were paid pursuant to a “cashless” exercise sale procedure that involved the simultaneous sale of 95,026 shares to the Treasury of the Company.

(4) On October 5, 2011, pursuant to the terms of his employment agreement with the Company, Mr. Maier was granted a restricted stock award of 2,080 shares.

(5) On August 23, 2011, pursuant to the terms of his employment agreement with the Company, Mr. Maier received 992 shares as part of his bonus payment for the fiscal year that ended May 31, 2011.

(6) On June 15, 2011, (i) the Compensation Committee of the Board of Directors granted an unrestricted stock award to Mr. Maier under which he received 17,364 shares. Mr. Maier simultaneously sold 7,998 shares to the Company’s treasury to cover the withholding tax obligation on the award, and (ii) options to purchase 40,000 shares held by Craig F. Maier were terminated, which had been scheduled to expire on July 11, 2011.

(7) On December 2, 2010, Mr. Maier transferred 26,460 from his personal holdings to Frisch New Richmond Big Boy, Inc. to retire debt.

(8) On November 23, 2010, (i) the Jack and Blanche F. Maier Insurance Trust distributed all the shares it had been holding – 31,855 – to the beneficiaries of the Trust, from which Craig F. Maier, as a beneficiary, personally received a distribution of 4,550 shares, and (ii) the Blanche F. Maier Insurance Trust distributed all the shares it had been holding – 10,537 – to the beneficiaries of the Trust, from which Craig F. Maier, as a beneficiary, personally received a distribution of 1,506 shares.

All transactions described under Item 5 (c) were timely reported on a Form 4 filed with the Securities and Exchange Commission.

(d) Craig F. Maier has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by himself, the Annette Frisch Trust, JBM, the Estate of Blanche F. Maier, Frisch New Richmond Big Boy, Inc., the three Trusts for the benefit of his minor children, the Jack C. Maier Trust fbo the Craig Maier Family, the Jack C. Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, and the Jack C. Maier Disclaimer Trust.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Craig F. Maier is the Executor of the Estate of Blanche F. Maier, Trustee of the Annette Frisch Remainder Trust, General Partner of JBM, President and sole shareholder of Frisch New Richmond Big Boy, Inc., Trustee of three trusts created for the benefit of his minor children, Trustee of the Jack C. Maier Trust fbo Craig Maier Family, and Trustee of the Jack C, Maier QTIP Trust, the Jack C. Maier Credit Shelter Trust, the Jack C. Maier Exempt QTIP Trust, and the Jack C. Maier Disclaimer Trust. Mr. Maier does not affirm the existence of a group.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2012	/s/ Craig F. Maier
Craig F. Maier

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).